Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262105

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated April 21, 2022)

BuzzFeed, Inc.
112,304,633 Shares of Class A Common Stock
15,637,500 Shares of Class A Common Stock Underlying Convertible Notes
292,500 Warrants to Purchase Shares of Class A Common Stock
9,875,833 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement supplements the prospectus dated April 21, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1, as amended (No. 333-262105). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with Securities and Exchange Commission on May 6, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 112,304,633 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), consisting of (A) up to (i) 109,094,037 shares of Class A common stock (including shares of Class A common stock issuable upon conversion of shares of Class B common stock, par value $0.0001 per share (the “Class B common stock”) and shares of Class A common stock issuable upon conversion of shares of Class C common stock, par value $0.0001 per share (the “Class C common stock”)), including shares being registered pursuant to that certain Amended and Restated Registration Rights Agreement, dated December 3, 2021, between us and certain of the Selling Securityholders granting such holders registration rights with respect to such shares; (ii) 3,210,596 shares of Class A common stock issuable following the exercise or settlement of certain stock options and restricted stock units; (iii) 15,637,500 shares of Class A common stock reserved for issuance upon the conversion of convertible senior notes; and (iv) 9,875,833 shares of Class A common stock issuable upon the exercise of warrants; and (B) 292,500 warrants, consisting of (a) 259,167 Private Placement Warrants and (b) 33,333 Working Capital Warrants.

Our Class A common stock and warrants are listed on the Nasdaq Capital Market under the symbols “BZFD” and “BZFDW,” respectively. On May 11, 2022, the last reported sales price of our Class A common stock and the warrants were $4.21 per share and $0.65 per warrant, respectively.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 8 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 11, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 2, 2022

BuzzFeed, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39877	85-3022075
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

111 East 18th Street

New York, New York 10003

(Address of registrant’s principal executive offices, and zip code)

(646) 589-8592

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	BZFD	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	BZFDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 2, 2022, the board of directors (the “Board”) of BuzzFeed, Inc. (the “Company”) appointed Marcela Martin, age 50, as President of the Company. The appointment will become effective on August 1, 2022

Ms. Martin has more than 25 years of financial and operations experience at global technology and media companies, most recently as Chief Financial Officer and Treasurer of Squarespace since November 2020 and Senior Vice President and Chief Financial Officer of Booking.com B.V. from January 2019 to October 2020. Previously, she spent three years at National Geographic Partners, LLC as Chief Financial Officer from January 2016 to December 2018 and Chief Administrative Officer from July 2018 to December 2018. Between November 1998 and December 2015, Ms. Martin held positions with Fox International Channels, including Executive Vice President for Finance and Chief Financial Officer from January 2007. In addition, Ms. Martin serves on the board of directors of Cvent, Inc., Chegg, Inc. and Avalara, Inc. Originally from Argentina, Ms. Martin graduated from the University of Morón as a Public Certified Accountant with expertise in accounting and received an MBA from the University of Liverpool.

Ms. Martin is party to an Offer Letter with the Company, dated March 25, 2022 (the “Offer Letter”). Pursuant to Ms. Martin’s Offer Letter, she will receive an annual base salary of $450,000 and will be eligible to receive a cash bonus with a target of 60% of her annual base salary, subject to the achievement of certain performance criteria. Ms. Martin also is entitled to receive a one-time sign on cash bonus of $500,000.

In addition, Ms. Martin is entitled to receive a one-time initial grant of restricted stock units (“RSUs”) equal in value to $7,000,000. One-third of the RSUs will vest on the date that is one year following the date of grant and the remaining two-thirds of the RSUs will vest in equal quarterly installments over the next two years thereafter, subject to Ms. Martin’s continued service to the Company.

In addition, Ms. Martin will be eligible to receive an annual equity award payable in a combination of restricted stock units, stock options and/or performance stock units. The award will have an initial grant date value of $600,000 and will vest over a three-year period following the date of the grant.

A copy of the Offer Letter is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Ms. Martin will participate as a tier 2 participant of the Company’s Change in Control and Severance Plan described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2022.

The Company is entering into its standard form of indemnification agreement with Ms. Martin. The form of the indemnification agreement was previously filed by the Company as Exhibit 10.16 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2021 and is incorporated by reference herein.

There are no arrangements or understandings between Ms. Martin and any other persons, pursuant to which she was appointed as President. There are also no family relationships between Ms. Martin and any director or executive officer of the Company, nor does Ms. Martin have a direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

On May 3, 2022, the Company issued a press release announcing the appointment of Ms. Martin as the Company’s President. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statement and Exhibits.

Exhibit Number	Description
10.1	Offer Letter, dated as of March 25, 2022, between Buzzfeed, Inc. and Marcela Martin

99.1	Press Release dated May 3, 2022.

104	Cover Page Interactive Data File ((formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 6, 2022
BuzzFeed, Inc.

		By:	/s/ Jonah Peretti
Name: Jonah Peretti
Title: Chief Executive Officer

Exhibit 10.1

111 E. 18th St. New York, NY 10003

Tel (212) 431 7464 Fax (212) 431 7461

buzzfeed.com

March 25, 2022

Dear Marcela,

BuzzFeed, Inc. (the “Company”) is pleased to offer you employment on the following terms:

1. Position. Your title will be President and you will initially report to the Founder and CEO of BuzzFeed, Inc., Jonah Peretti. This is a full-time position based in New York, NY and starting on August 1, 2022. By signing this letter agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

2. Cash Compensation. The Company will pay you a starting salary at the rate of $450,000 per year, payable in accordance with the Company’s standard payroll schedule, and subject to all withholdings and deductions as required by law.

In addition, you will be eligible to earn Bonus Compensation for each calendar year. Your target Bonus Compensation per year will initially be 60% of your starting salary. Whether your Bonus Compensation is paid in full will be determined through a combination of factors, including the achievement of corporate performance targets determined by the Company and your own individual performance against goals and competencies determined by your manager. BuzzFeed reserves the right to determine, in its sole discretion, the extent to which the targets, goals and competencies have been met and the Bonus is to be paid. That determination will be final and binding. Bonus Compensation is to be paid annually within 75 days after the close of the calendar year to which it relates, subject to your remaining employed by the Company through the date of payment.

Your salary and Bonus Compensation structure will be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time.

Additionally, within 30 days following the commencement of your employment with the Company, the Company will pay you a one-time sign on bonus of $500,000.00. If your employment is terminated by the Company for Cause or if you terminate your employment voluntarily for any reason within 12 months of your start date, you agree to repay to the Company the full amount of the signing bonus. Repayment shall be made within 30 days following your termination date. For the purpose of this Offer Letter, “Cause” shall be defined as (a) your unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (b) your material breach of any agreement between you and the Company, (c) your material failure to comply with the Company’s written policies or rules, (d) your conviction of, or your plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State, (e) your gross negligence or willful misconduct, (f) your continuing failure to perform assigned duties after receiving written notification of the failure from the Company’s Board of Directors or (g) your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested your cooperation.

3. Employee Benefits. As a regular employee of the Company, you will be eligible to participate in a number of Company-sponsored benefits, including medical and dental. In addition, we provide a 401(k)-retirement plan. You will be automatically enrolled in the pre-tax 401(k) plan at 3% in a Vanguard Institutional Target Retirement Fund with the target date closest to the year in which you will reach age 65. More detailed information, including how to opt out or change your contribution amount, will be provided to you when you start. In addition, you will be entitled to accrue three weeks’ vacation annually in accordance with the Company’s vacation policy (including the Company’s standard accrual maximums), as in effect from time to time. You will also be covered by the Company’s sick leave policies.

4. Restricted Stock Units.

Initial Award. Subject to the approval of the Board or its Compensation Committee, you will be granted a Restricted Stock Unit award of a number of shares of the Company’s Common Stock (the “RSU Award”)  equal in value to $7,000,000. Unlike traditional stock options, you do not need to pay any exercise price for the shares of the Company’s Common Stock subject to the RSU Award; rather, the shares will be delivered to you as a component of your compensation if and when they become vested. Generally stated, one third of the RSU Award will vest on an annual basis, measured from the date of grant, and the remaining two thirds will vest on a quarterly basis over the remaining two years. The RSUs will be subject to the terms and conditions applicable to RSUs granted under the Company’s 2021 Equity Incentive Plan (the “Plan”), as described in the Plan and the Restricted Stock Unit Agreement (the “RSU Agreement”).

Annual Award. You will also be eligible for an annual equity award to be granted, under the 2021 Plan, in connection with a Long-Term Incentive Program (“LTIP”) of the Company established by the Compensation Committee. The annual award may be a combination of options, RSUs and/or performance stock units and will initially have a grant date value of $600,000. This award will vest over a three year period, the initial one third will vest on an annual basis and the remaining two thirds will vest on a quarterly basis over the remaining two years of the grant. The specific terms and conditions of such annual award (including vesting terms and conditions) will be determined by the Board or its Compensation Committee in accordance with the LTIP under the Plan.

5. Proprietary Information and Inventions Agreement. Like all Company employees, you will be required, as a condition of your employment with the Company, to sign the Company’s standard Proprietary Information and Inventions Agreement (PIIA), a copy of which is attached hereto as Exhibit A.

6. Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you). You agree to provide Buzzfeed with at least three months written notice before resignation of your employment for any reason or no reason. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you). You will be eligible to be a participant of the Company’s Change in Control and Severance Plan (the “Severance Plan”) which will specify benefits you may become eligible for under certain qualifying terminations of your employment.

7. Outside Activities. We ask that, if you have not already done so, you disclose to the Company, any and all agreements that may affect your eligibility to be employed by the Company or limit your ability to perform to your fullest potential all duties asked of you by the Company. It is the Company’s understanding that you are not currently bound by any such and you represent such is the case. Moreover, while you render services to the Company, you agree that you will not engage in any other employment, consulting or other business activity without the prior written consent of the Company. The purpose of this consent is to allow the Company to ensure that the outside employment does not create an actual or potential conflict of interest. While you render services to the Company, you also will not assist any person or entity in competing with the Company, in preparing to compete with the Company or in hiring any employees or consultants of the Company. Similarly, you agree not to bring any third-party confidential information to the Company, including that of your former employer, and you will not in any way utilize any such information in performing your duties for the Company. Subject to Employee (i) continuing to comply with all terms of this Offer Letter, including, without limitation, this Section 7, all Company Policies (including, without limitation the Company’s Conflict of Interest Policy attached hereto as Exhibit B) and the PIIA, and (ii) (x) timely providing all information requested by the Company to conduct appropriate an appropriate review of each entity with which Employee currently holds, or intends to accept, a directorship position, and (y) such review confirming that Employee’s service as a director will not cause any actual or anticipated conflict of interest, or other potentially adverse impact on the Company, Employee is permitted to continue to serve as a director of the following companies: Avalara, Chegg and Cvent. In addition, subject to compliance with the requirements of the preceding sentence and to the Company’s satisfaction upon completion of its review, Employee will be permitted to accept a directorship position with 890 Fifth Avenue SPAC #2.

8. Company Policies. You understand that by accepting employment with the Company you will be expected to conduct yourself in a professional manner and in accordance with the Company’s policies at all times. Such policies include, but are not limited to, the Company’s Anti-Harassment policy, Guidelines for Inappropriate Conduct policy, Code of Conduct, and policies contained in the Company’s Employee Handbook. These policies will be provided at the start of your employment and are also available on the Company’s Intranet. You are also required, as a condition of your employment with the Company, to sign the Company’s standard Conflict of Interest Policy, a copy of which is attached hereto as Exhibit B.

9. Withholding Taxes. All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law or authorized by you for your participation in employee benefit programs.

10. Arbitration. In the event of any dispute or claim relating to or arising out of our employment relationship, both you and the Company agree to submit such claim to binding arbitration under the auspices of the American Arbitration Association in accordance with its then current Employment Arbitration Rules and mediation procedures (a printed copy of which may be obtained from Human Resources at any time, or which may be viewed online at www.adr.org). Arbitration shall be conducted in the State and County where you rendered services for the Company. The Company and you hereby agree that a judgment upon an award rendered by the arbitrator may be entered in any court having jurisdiction over the parties. The Company shall pay all costs uniquely attributable to arbitration, including the administrative fees and costs of the arbitrator. Otherwise, each party shall pay that party’s own costs and attorney fees, if any, unless the arbitrator rules otherwise based on applicable law. The arbitrator shall apply the same standards a court would apply to award any damages, attorney fees or costs allowed by law. This arbitration provision includes all contractual, common-law and statutory claims, including all claims that the Company may have against you, as well as all claims that you may have against the Company (including the Company’s affiliates, officers, directors and employees). Excluded from this mandatory arbitration provision are: (i) claims within the jurisdictional limitation of small claims courts of the state where the claim is submitted for resolution; (ii) claims for workers’ compensation benefits; (iii) claims for unemployment insurance compensation benefits; (iv) sexual harassment claims and (v) to the extent required by law, administrative claims or charges before applicable federal and state administrative agencies (such as California’s Department of Fair Employment and Housing, the Equal Employment Opportunity Commission or, and any unfair labor charge which is to be brought under the National Labor Relations Act). Further, the parties agree that claims must be brought in each party’s personal capacity and not as a representative in any class proceeding. THE PARTIES UNDERSTAND AND AGREE THAT THEY ARE WAIVING THEIR RIGHTS TO SUBMIT DISPUTES TO COURT FOR RESOLUTION.

11. Entire Agreement. This letter agreement, the PIIA and Conflict of Interest Policy supersede and replace any prior agreements, representations or understandings (whether written, oral, implied or otherwise) between you and the Company and constitute the complete agreement between you and the Company regarding the subject matter set forth herein. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company, provided that if any part of the letter agreement is deemed unenforceable, the offending provision or part thereof shall be deemed severed or reformed so as to make the balance of this agreement enforceable.

* * * * *

We hope that you will accept our offer. You may indicate your agreement with these terms and accept this offer by signing this Agreement, the PIIA and Conflict of Interest Policy. This offer expires on March 24, 2022

If you have any questions, please do not hesitate to contact me.

Very truly yours,

BuzzFeed, Inc.

By:	/s/ Jonah Peretti

Jonah Peretti

Founder & CEO

I have read and accept this employment offer:

/s/ Marcela Martin

Dated:	March 28, 2022

Attachments

Exhibit A: Proprietary Information and Inventions Agreement

Exhibit B: Conflict of Interest Policy

Exhibit 99.1

BUZZFEED, INC. NAMES MARCELA MARTIN AS PRESIDENT

Martin Brings to Newly Public BuzzFeed, Inc. More Than 25 Years of Financial, Operational and Transactional Experience at Global Tech and Media Companies

NEW YORK – May 3, 2022 – BuzzFeed, Inc. (NASDAQ: BZFD), a premier digital media company for the most diverse, most online, and most socially engaged generation the world has ever seen, today announced that Marcela Martin will join BuzzFeed, Inc. as President. Currently the CFO of Squarespace, Martin brings a wealth of experience that spans 25 years across financial, operational and deal-making roles at global, publicly traded tech and media companies. Martin will join the company this summer and oversee all of BuzzFeed Inc.’s administrative functions. Martin will be based in New York City and report directly to Founder and CEO Jonah Peretti.

“As the first pure play digital media company to go public, we are just beginning to tell BuzzFeed’s story to the investment community. I am confident Marcela’s extensive background and broad perspective will make her an excellent partner in that pivotal work,” said BuzzFeed, Inc. Founder and CEO Jonah Peretti. “Marcela brings a wealth of public company experience in leading cross-functional teams, as well as evaluating and executing transactions, both of which will be invaluable to BuzzFeed’s next chapter of growth and profitability.”

“I’m thrilled about joining BuzzFeed and having the opportunity to work with such a talented and high performing executive team,” said incoming BuzzFeed, Inc. President Marcela Martin. “I believe in BuzzFeed Inc.s’ mission and growth prospects, and look forward to adding value to the entire organization.”

Prior to her role at Squarespace, Ms. Martin was SVP and CFO of Booking.com. Previously, she spent three years at National Geographic Partners as Executive Vice President, CFO & Chief Administrative Officer and 18 years in numerous leadership positions, including EVP and CFO, at Fox International Channels. Originally from Argentina, Martin graduated from the University of Morón with a degree in accounting and received an MBA from the University of Liverpool.

BuzzFeed, Inc. plans to report results for the first quarter of 2022 on May 16, 2022.

About BuzzFeed, Inc.

BuzzFeed, Inc. is home to the best of the Internet. Across pop culture, entertainment, shopping, food and news, our brands drive conversation and inspire what audiences watch, read, buy, and obsess over next. Born on the Internet in 2006, BuzzFeed is committed to making it better: providing trusted, quality, brand-safe news and entertainment to hundreds of millions of people; making content on the Internet more inclusive, empathetic, and creative; and inspiring our audience to live better lives.

Media Contact

Carole Robinson: pr@buzzfeed.com

Investor Relations Contact

Amita Tomkoria: ir@buzzfeed.com